FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Schedule of Morgan Stanley 19th Annual India Summit: June 6, 2017

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of Morgan Stanley 19th Annual India Summit 2017 held in Mumbai on June 6, 2017. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Morgan Stanley 19th Annual India Summit: June 6, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	York Capital Management
2.	Group	Clermont Group
3.	Group	GLG Partners
4.	Group	Graticule Asset Management
5.	Group	Emerging Sovereign Group
6.	Group	Moon Capital
7.	Group	Macquarie Investment Management
8.	One-on-one	Fidelity International
9.	Group	Turiya Capital
10.	Group	Myriad Asset Management
11.	Group	Moore Capital
12.	Group	Calamos Asset Management
13.	Group	TIAA
14.	Group	Artha Capital Management
15.	Group	Torq Capital Management
16.	Group	Egerton
17.	One-on-one	Capital International Investors
18.	One-on-one	Fidelity Management & Research
19.	Group	TPG Axon Capital Management
20.	Group	JP Morgan Asset Management
21.	Group	Seiga Asset Management
22.	Group	Henderson Global Investors
23.	Group	Oaktree Capital Management
24.	Group	OTS Capital Management
25.	Group	Toscafund
26.	Group	CRISIL Research
27.	Group	Sophus Capital
28.	Group	Chanakya Wealth Creation
29.	Group	Khazanah Nasional
30.	Group	Charlemagne Capital
31.	Group	Rohdea Fund
32.	Group	Altera Capital

Sr. No.	Type of meeting	Attendees: Fund/firm
33.	Group	Kiara Advisors
34.	Group	Ivaldi
35.	Group	East Capital
36.	Group	Invesco Mutual Fund
37.	Group	Barrow Hanley Mewhinney & Strauss
38.	Group	D. E. Shaw
39.	Group	Invesco Religare
40.	Group	Azentus Capital Management

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 7, 2017	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan

			Title :	Chief Manager